Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

23 JULY 2020

Westpac announces new WIB CEO

Westpac Group has today announced the appointment of Anthony Miller as Chief Executive, Westpac Institutional Bank (WIB).

Mr Miller has over 20 years’ experience in corporate and institutional banking and joins Westpac from Deutsche Bank in Sydney, where he has been Chief Executive Officer, Australia and New Zealand and co- head of the Investment Bank in Asia Pacific. Prior to this, Mr Miller was at Goldman Sachs based in Hong Kong and a partner in the Financing Group for Asia Pacific.

Westpac Group Chief Executive Officer, Peter King, said “I’m delighted to welcome an executive of Anthony’s calibre to the Westpac team.

“Anthony has extensive global experience in institutional banking and, with his international background, will also bring broader risk management experience to the team. He has been in client facing roles for the past 20 years and has deep banking and financial markets experience, which will be invaluable as we work to further strengthen our relationships with our corporate and institutional clients,” Mr King said.

Mr Miller is due to commence his role later this year, subject to regulatory approvals.

About Anthony Miller

Anthony Miller has been Chief Executive Officer for Australia and New Zealand at Deutsche Bank since 2017. In this role he provided oversight of Deutsche Bank’s activities in Australia, including the Corporate and Investment Bank (Corporate Finance, Global Markets and Global Transaction Banking) and DWS. Mr Miller has also been co-head of the Investment Bank in Asia Pacific. Prior to this, Mr Miller was at Goldman Sachs based in Hong Kong and a partner in the Financing Group for Asia Pacific within the investment banking division, across derivatives, structured finance, equity and debt (capital and loan) markets.

Mr Miller started his career in Sydney as a commercial lawyer. He holds a Bachelor of Laws from Queensland University of Technology and a Bachelor of Arts (Modern Asian Studies) from Griffith University.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.